Exhibit 3

Bogotá D.C., April 14, 2010

Republic of Colombia

Ministry of Finance and Public Credit

Carrera. 7A, No. 6-45, Piso 8

Bogotá D.C., Colombia

Ladies and Gentlemen:

In my capacity as Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia (the “Republic”), and in connection with the Republic’s offering, pursuant to its registration statements under Schedule B of the United States Securities Act of 1933, as amended (the “Securities Act”), filed by the Republic with the United States Securities and Exchange Commission (the “Commission”) on February 28, 2007 (Registration Statement No. 333-140947), as amended, and on January 23, 2009 (Registration Statement No. 333-156913), as amended (collectively, the “Registration Statement”), of Ps.1,528,831,000,000 aggregate principal amount of the Republic’s 7.75% Global TES Bonds due 2021 (the “Securities”), I have reviewed the following documents:

(i) the Registration Statement and the related Prospectus dated April 14, 2009 included in the Registration Statement most recently filed with the Commission, as supplemented by the Prospectus Supplement dated April 7, 2010 relating to the Securities, as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act;

(ii) an executed copy of the Fiscal Agency Agreement dated as of September 28, 1994, as amended by Amendment No. 1 thereto dated as of January 21, 2004 (as amended, the “Fiscal Agency Agreement”), between the Republic and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.);

(iii) the global Securities dated April 14, 2010 in the principal amount of Ps.1,528,831,000,000, executed by the Republic;

(iv) an executed copy of the Authorization Certificate dated April 14, 2010 pursuant to which the terms of the Securities were established;

(v) all relevant provisions of the Constitution of the Republic and the following acts, laws and decrees of the Republic, under which the issuance of the Securities has been authorized:

(a) Law 80 of October 28, 1993 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

(b) Law 533 of November 11, 1999 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

(c) Law 185 of January 27, 1995 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

(d) Law 781 of December 20, 2002 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-109215 and incorporated herein by reference); and

(e) Decree No. 2681 of December 29, 1993 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

(f) External Resolution No. 3 dated April 8, 2009 of the Board of Directors of the Central Bank of Colombia (a translation of which has been filed as part of Exhibit 2 to Amendment No. 3 to the Republic’s 2007 Annual Report on Form 18-K and incorporated herein by reference);

(g) Law 1366 of December 21, 2009 (a translation of which is attached as Exhibit A hereto);

(h) CONPES 3642 MINHACIENDA DNP: SC dated February 15, 2010 (a translation of which is attached as Exhibit B hereto); and

(i) Authorization by Act of the Comisión Interparlamentaria de Crédito Público adopted at its meeting held on April 6, 2010 (a translation of which is attached as Exhibit C hereto); and

(vi) the following additional act of the Republic under which the issuance of the Securities has been authorized: Resolution No. 902 of April 6, 2010 of the Ministry of Finance and Public Credit (a translation of which is attached as Exhibit D hereto).

It is my opinion that under and with respect to the present laws of the Republic, the Securities have been duly authorized, executed and delivered by the Republic and, assuming due authentication thereof pursuant to the Fiscal Agency Agreement, constitute valid and legally binding obligations of the Republic.

I hereby consent to the filing of this opinion as an exhibit to the Republic’s Amendment No. 2 to its Annual Report on Form 18-K for its Fiscal Year ended December 31, 2008 and to the use of the name of the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit of the Republic under the caption “Validity of the Securities” in the Prospectus and under the heading “General Information—Validity of the Bonds” in the Prospectus Supplement referred to above. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ CAMILA MERIZALDE ARICO

CAMILA MERIZALDE ARICO
Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia

EXHIBIT A

LAW 1366 OF 2009

(December 21)

Official Gazette No. 47,570 of December 21, 2009

THE CONGRESS OF THE REPUBLIC

Whereby the authorizations conferred to the National Government to carry out public external credit transactions or public domestic credit transactions and transactions assimilated to the above are broadened and other provisions are taken.

THE CONGRESS OF COLOMBIA

DECREES:

Authorizations for Indebtedness

Article 1. Let it be increased up to four billion five hundred million of US Dollars (US $ 4,500,000,000), or its equivalent in other currencies, the authorizations granted to the National Government under Article 10 of Law 781 of 2002 and previous laws, other than the ones expressly granted by other regulations, to carry out public external credit transactions, public domestic credit transactions as well as transactions assimilated to the above, intended to finance budgetary appropriations, economic and social development projects and programs.

The authorizations conferred by this Article are different from the ones granted by Article 20 of Law 533 of 1999. As a result, their exercise shall not prevent the exercise of authorizations granted by the above.

Article 2. This provision shall be valid upon being approved.

The President of the Senate of the Republic,

JAVIER CÁCERES LEAL

The Secretary General of the Senate of the Republic,

EMILIO OTERO DAJUD

The President of the House of Representatives,

ÉDGAR ALFONSO GÓMEZ ROMÁN

The Secretary General of the House of Representatives,

JESÚS ALFONSO RODRÍGUEZ CAMARGO

Republic of Colombia – National Government

Let it be known and enacted.

Given in Bogotá, D. C. as of December 21, 2009

ÁLVARO URIBE VÉLEZ

The Minister of Finance and Public Credit

EXHIBIT B

Conpes Document
Council of Economic and Social Policy Republic of Colombia National Planning Department

FAVOURABLE OPINION GIVEN TO THE NATION TO ISSUE EXTERNAL BONDS

OR CARRY OUT TRANSACTIONS RELATED TO EXTERNAL PUBLIC CREDIT FOR

USD $ 800 MILLION OR ITS EQUIVALENT IN OTHER CURRENCIES, IN ORDER TO

FINANCE BUDGETARY APPROPRIATIONS FOR FY 2010

National Planning Department: SC-DEE

Ministry of Finance and Public Credit

Draft for discussion

Bogotá D.C., February 15, 2010

Summary

This document is presented to the consideration of the National Council on Economic and Social Policy (CONPES) to issue its favorable opinion so that the Nation may issue External Bonds or carry out transactions related to public external credit up to an amount of US $ 800 million or its equivalent in other currencies to finance budgetary appropriations for FY 2010.

The above is intended to allow the Nation to meet the target set forth within the financial plan for FY2010, count with the flexibility on financial sources to which it may have access. This allows the Nation to have a wide access to the international markets on a timely basis and meet its strategic goal to build liquid and efficient curves.

Classification: L271

Keywords: External Bonds, Financing, Nation, International, Issuance, Budgetary Requirements

Contents

I.	INTRODUCTION	4

II.	BACKGROUND	4

A.	Reopening Global Bond 2019	4
B.	Global Bond 2041 Issuance	5
C.	Samurai Bond 2019 Issuance	6

III.	JUSTIFICATION	6

IV.	PURPOSES	10

V.	RECOMMENDATIONS	11

I.	INTRODUCTION

Pursuant to provisions of paragraph 2 of Article 41 of Law 80 and Articles 23, 24 and 40 of Decree 2681 of 1993, this document is presented to the consideration of the National Council of Economic and Social Policy – CONPES – to obtain the favorable opinion so that the Nation – Ministry of Finance and Public Credit – may contract public external credit transactions through the international capital markets and the commercial banking up to an amount of US $ 800 million or its equivalent in other currencies to finance priority budgetary appropriations for FY2010.

It is important to mention that once the CONPES’s favorable concept shall have been issued, the Inter-parliamentary Commission of Public Credit shall decide on the subject, in accordance with the above-mentioned Decree, whereupon the Ministry of Finance and Public Credit may issue the authorization resolution to incur indebtedness.

On the other hand, it is necessary to make clear that this application is covered by Law 1366 of December 21, 2009, whereby the authorizations are increased to be granted to the National Government to enter into public external and domestic credit and assimilated operations to the foregoing ones and other provisions are taken (Law of Indebtedness of the National Government).

II.	BACKGROUND

By means of CONPES Document 3580 of April 2, 2009, the Nation received favorable opinion to finance budgetary appropriations for FY2009 and FY2010 up to an amount of US $ 2.5 billion or its equivalent in other currencies. Based on such a quota, the Nation carried out the following transactions in the international markets.

A. Reopening of 2019 Global Bond

The Nation carried out the reopening of the 2019 Global Bond for a total amount of USD $ 1 billion on April 14, 2009, having obtained in advance financial resources for Y2010 and maintained the compliance of its strategic objective to build more liquid and efficient curves through the consolidation of its reference bonds. In spite of the persistence of volatility, uncertainty and deterioration in the international markets, the bond was reopened at a 7.375% rate, which was lower by 12.5 basis points from the original issuance in January 2009, and was at a 458.5 basis points spread from the 10-year United States Treasury Note, which was 44.4 basis points lower from the original placement.

It is worth highlighting that the order book featured an oversubscription amounting up to 3.8 times the original issuance. The book, for a total of $ 3.8 billion, was the largest in the history of the Republic reflecting the strong market demand and confidence in the macroeconomic policy of the country. As a result of this operation, the current amount of global bonds due in 2019 amounts up to USD $ 2.0 billion nowadays. The reopening conditions are listed below:

Table 1

Bond 2019 reopening conditions

Issued amount in US Dollars	USD 1.0 billion
Term (average life)	9.3
Coupon	7.375%
Yield	7.375%
Price	99.990%
Spread on Treasury Notes	458.5 basis points
Interest Payment	Half-year, with next coupon payment on March 18, 2010
Settlement Date	April 21, 2009
Lead banks	Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.
Applicable Law	New York
Bonds Status	General, direct and unconditional external debt obligations

Source: Ministry of Finance and Public Credit – General Directorate of Public Credit and National Treasury

B. Issuance of 2041 Global Bond

On October 13, 2009, the Nation, taking advantage of the improvements in the conditions of international markets after the global financial crisis, placed USD $ 1 billion in bonds due in 2041 to historical minimum rates. This issuance allowed the Nation to continue its strategy to obtain financing proceeds in advance for an amount of US $ 2 billion during 2009 allocated to Y2010. At the same time, it allowed the Nation to pursue its strategic objective of building more liquid and efficient performance curves while renewing the reference bonds.

The bond to be due on January 18, 2041 with a 6.125% coupon was issued at a 6.155% rate and a spread of 200 basis points on the 30-year US Treasury Note. The coupon of the new bond due in 2041 is the lowest in the history of financing of the Nation in the international markets. The conditions of the new issuance are shown below:

Table 2

Issuance Conditions of Bond 2041

Amount issued in US Dollars	USD 1.0 billion
Term (Average life)	31.1
Coupon	6.125%
Yield	6.155%
Price	99.597%
Spread on US Treasury Note	200 basis points
Interest Payment	Half-yearly, with next payment of coupon on July 18, 2010
Settlement Date	October 20, 2009
Leading Banks of the transaction	Goldman, Sachs & Co. and Banc of America Securities LLC
Governing Law	New York
Optional Redemption	“Make - Whole” to US Treasury Note + 25 pb
Bonds status	General, direct and unconditional obligations

Source: Ministry of Finance and Credit Public – General Directorate of Public Credit and National Treasure

C. Issuance of 2019 Samurai Bond

On November 18, 2009, the Nation, in compliance with its strategic objective to diversify its investor base and enter new markets, issued JPY 45 billion in Samurai bonds due in 2019. This amount is approximately equivalent to USD $ 500 million, which was allocated to finance budgetary appropriations for Y2009 replacing disbursements that had been scheduled with multilateral entities for this year.

With this operation, the Nation sought to optimize the available credit quota with multilateral agencies for next years, after having turned to these entities on a timely basis by late 2008, after the deterioration of the international financial markets conditions. In this way, the Republic of Colombia managed to get external funding with attractive levels in alternative capital markets.

It is important to highlight that this transaction was carried out on a private placement among Japanese institutional investors and was guaranteed by the Japan Bank for International Cooperation (JBIC). Colombia was the first Latin American without investment grade in turning to the new scheme of granting of guarantees provided by JBIC following the international financial crisis; it was initially reserved exclusively for Asian countries. Colombia was the second Nation issuing under this new schema, after the Indonesian transaction in July 2009. The terms of the new Samurai Bonds issuance were as follows:

Table 3

Conditions of Issuance of 2019 Samurai Bond

Amount issued in US Dollars	JPY 45,000,000,000
Term (Average life)	9.9
Coupon	2.42%
Yield	2.42%
Price	100%
Spread on JPY Swap	93 basis points
Interest Payment	Half-yearly, next payment of coupon on May 27, 2010
Settlement Date	November 27, 2009
Transaction Arrangers	Daiwa Securities SMBC Co. Ltd and Mitsubishi UFJ Securities Co. Ltd.
Governing Law	Japan
Guarantor	Japan Bank for International Cooperation (JBIC)
Guarantee	Up to 95% of the coupons and the principal

Source: Ministry of Finance and Credit Public—General Directorate of Public Credit and National Treasury

III.	JUSTIFICATION

After the crisis that hit the global financial markets by the end of 2008, governments began a series of programs focused to rescue the financial system by injecting capital to maintain confidence in the institutions and not to repeat episodes as lived with Lehman Brothers. At the same time, led to countercyclical economic policies and expansive monetary initiatives geared towards the use of the automatic stabilizers as tools to move lower revenues to the deficit and maintaining levels of expenditure on the basis of the fiscal sustainability and towards the reduction of interest rates as a stimulus to economic growth.

As a result, governments increased their deficit and the corporate and financial sectors required alternative sources of funding at the local and international capital markets since access to traditional credit financial sector was restricted and multilateral agencies received massive loan applications. This scenario presented the external bond market as an ideal choice for resources during 2009. While the international bond market re-opened in 2009, during the first months of the year prevailed the short-term issuances with interest rates and higher premiums and gradually gave way to appetite for longer terms and lower funding rates for issuers.

It is estimated that emerging countries issued about USD $ 207.9 billion in 2009, while issuances in 2008 totaled USD $ 83.5 billion. This figure is also greater than the amounts issued in 2006 (USD $ 170 billion) and 2007 (USD $ 168.2 billion).1 Colombia is one of the countries that not only found space in the international capital markets to finance its needs in Y2009, but it also anticipated proceeds for Y2010. Likewise, state-owned corporations such as Ecopetrol (USD $ 1.5 billion) and EPM (USD $ 500 million) were able to enter the market with high demand on the part of investors and attractive financial terms.

For Y2010 it is expected that economic indicators shall confirm a trend of recovery and economic growth in some countries. As to interest rates, central banks are expected to maintain their rates at current levels to stimulate economic recovery2 and only by late 2010 shall start to correct upward when other indicators such as inflation and unemployment begin to show signs of improvement in first world economies.

Furthermore, it is expected increases in the rates of return of the US treasuries (after reaching historic minimum during the crisis) due to several factors, among which are: The improvement in economic performance, the increase in the amounts of the U.S. Government to finance the growing financial deficit, the conclusion of aid to the financial system, the passing of regulatory and political reforms and the end of the expansionist cycle of Central Banks interest rates.

Chart 1

Treasure Rates vs. FED Rates4

Source: Bloomberg. Figures as of February 11, 2010

It is foreseen that credit spreads may continue its downwards tendency in line with the rally they faced during 2009, as a result of the interest rate increase foreseen, the improvement of business results, a higher appetite for risk as a sign of confidence and the improvement in the risk rating of some Latin American countries that showed strength during the crisis. For this reason, it remains attractive for the Nation to search for windows of opportunity preferably during the first semester of 2010. It is important to take into account the Colombian elections and the additional liquidity among investors focused on emerging markets on account of the bond redemptions of these economies during this same period3.

Chart 2

EMBI Plus1 Tendency

Source: Bloomberg. Figures as of February 11, 2010

Taking into account the above, the nation expected to obtain additional resources to finance the 2010 term for USD $ 500 million in external indebtedness certificates, which would be added to the USD $ 2 billion raised in 2009. This amount that is lower in comparison with other emerging countries’ needs5 can motivate the interest of investors to participate in a possible Colombian transaction in the international markets. However, it is important to note that 2010 is an election year not only in Colombia, but in the rest of the world6. This event generates volatility in capital markets and therefore it becomes more relevant for the Nation to access the market before the start of the electoral calendar in the country. The possible exchange rate effects of a financing transaction in international markets are contemplated by the financial plan for FY2010.

[1]

EMBI Plus is an index calculated by JPMorgan which averages spreads of some US-denominated bonds issued by the so-called emerging markets countries on the US Treasury Notes. Those bonds have a minimum amount issued of US $ 500 million and meet liquidity requirements in the secondary market.

Table 4

Financial Plan 2010

Source: Ministry of Finance and Public Credit - GD of Macroeconomic Policy

Considering that a) appetite is maintained by sovereign debt of good quality in the international markets, b) there is a positive perception of investors on the results of the countercyclical policy implemented by Colombia and, c) this year the presence of Colombia in the international markets will be due to the pre-financing of resources carried out in Y2009, it is estimated that there will be demand for external bonds and the first half of 2010 could be a good time to enter the market.

On the other hand, it is important to note that for this year the debt with multilateral agencies was reduced in USD $ 500 million and it is necessary to have flexibility among the different financial sources in case additional cuts shall be required, similar to those made in 2009 which gave rise to the Samurai bonds. This is particularly relevant this year in which the TES placements in the domestic market amounted up to COP $ 26 billion, a significant amount for the depth of the domestic debt. Because of the foregoing, it is very important to have scope of action through the issuance of external bonds in alternative markets.

IV.	PURPOSES

Considering the scenario in which both in market conditions as in international economic variables have shown an improvement, investors have increased their participation in investments in emerging countries due to their increase in appetite for risk7 and higher rates of return and there is a reduction in the amount to be financed via multilateral credits, the Nation should be able to take advantage of any market that allows it to finance the remaining financial needs for Y2010 flexible enough to meet any deterioration in the conditions of one of these sources at interesting and attractive levels from a historical point of view.

It is also important to take into account that the strategic development of the yield curves is a primary objective for the Nation. It is necessary to count with liquid curves and that is why the maintenance of benchmarks or the creation of new ones not only in US Dollars but in other foreign exchanges (COP Pesos or Japanese Yens), under periods in which the market show interest, is still an aspect to be considered for any transaction.

In this sense, it is necessary that the Nation counts with the necessary authorizations8 to take advantage of any moment in which the market conditions become favorable, even more if it is taken into account that the windows of opportunity could be reduced because 2010 is an election year in Colombia which generates uncertainty among investors.

For this reason, the Ministry of Finance and Public Credit is currently managing with the National Council on Economic and Social Policy and the Inter-parliamentary Commission of Public Credit, the relevant authorizations and opinions9 to finance budgetary appropriations through the issuance of external indebtedness certificates for an amount of US $ 800 million, consisting of the US $ 500 million foreseen for FY2010 and an additional amount of US $ 300 million, in case the substitution of financial sources may be requested during the year.

RECOMMENDATIONS

The Ministry of Finance and Public Credit and the National Planning Department recommended the CONPES:

1.	To issue favorable opinion to the Nation to contract bonds or contract transactions related to public external credit to finance budgetary appropriations for Y2010, up to an amount of USD $ 800 million or its equivalent in other currencies.

Footnotes:

[1]	The calculation includes sovereign and quasi-sovereign issuers, banks and corporations.
[2]	The EDF rates are currently at 0.25%, European Central Bank rates are at 1.0%, the Central Bank of Brazil at 8.75%, Japan at 0.10%, and the UK at 0.50%.
[3]	Redemptions of external bonds of Emerging Markets for USD $ 52.6 billion are expected by 2010; 56.65% of them will take place during the first semester of this year.
[4]

EMBI plus is an index calculated by JP Morgan which figure out an average of US Dollar-denominated bonds of several countries also denominated as emerging markets on the US treasures. The minimum issuance of these US Dollar-denominated bonds amounts up to US $ 500 million and meet the liquidity criterion of the OTC market.

[5]

It is estimated that the emerging market countries shall issue an amount of about USD $ 205 billion, from which USD $ 66.5 billion correspond to sovereign issuers and USD $ 137.5 billion to corporations. Within this total amount, Latin America is expected to issue $ $ 25 billion.

[6]	There will be elections in 11 Latin American countries, in 3 Asian countries and 8 countries of Central Europe and Middle East.
[7]	The VIX, reference index to measure the volatility, changed from 80.86 in November 2008 to 23.84 on January 22, 2010.

[8]

According to the Law 80 of 1993 and Decree 2681 of same year, the issuance of external debt requires the authorization of the Ministry of Finance and Public Credit, prior favorable opinion of the CONPES and the Inter-parliamentary Committee of Public Credit. Likewise, any placement requires a previous financial parameters defined by the Board of Directors of the Bank of the Republic to which the respective placement must be subject.

[9]	The Bank of the Republic through External Resolution 3 of 2009 set forth the financial conditions to which the Nation must meet to place external public debt in the international capital markets.

EXHIBIT C

THE UNDERSIGNED TECHNICAL SECRETARY OF THE HONORABLE

INTER-PARLIAMENTARY COMMISSION OF PUBLIC CREDIT

CERTIFIES THAT:

In session held on April 6, 2010, the Inter-Parliamentary Commission of Public Credit has given unanimously its opinion so that the Nation – Ministry of Finance and Public Credit may finance budgetary appropriations for FY2010 by means of a bond issuance in the international capital markets up to an amount of US$ 800 million or its equivalent in other currencies.

Best regards,

(Signed)

CAMILA MERIZALDE ARICO

TECHNICAL SECRETARY

Given in Bogotá D. C., as of April 6, 2010

EXHIBIT D

REPUBLIC OF COLOMBIA

MINISTRY OF FINANCE AND PUBLIC CREDIT

RESOLUTION No. 902 APRIL 6, 2010

“Whereby the Nation is authorized to issue, subscribe and place Public External Indebtedness Certificates up to an amount of EIGHT HUNDRED MILLION US DOLLARS (US $ 800,000,000), or its equivalent in other currencies, in the international capital markets and other provisions are taken;”

THE MINISTER OF FINANCE AND PUBLIC CREDIT

in use of his legal powers and specially those conferred by Article 19 of Decree 2681 of 1993, and

WHEREAS:

Article 3 of Decree 2681 of 1993 authorizes the state entities to carry out public credit operations among which are comprised, among others, the issuance, subscription and placement of national bond certificates;

Article 10 of Law 533 of 1999 sets forth what are considered as national bond certificates, the bonds and other securities with credit tenor and a period for their redemption, being issued by state entities;

Article 19 of Decree 2681 of 1993 sets forth that the issue and placement of national bond certificates on behalf of the Nation requires an authorization granted by the Ministry of Finance and Public Credit, which is to be granted upon the approval to be given by the National Council of Economic and Social Policies -CONPES- and the opinion of the Inter-parliamentary Commission of Public if it deals with Public External Indebtedness Certificates with a period over a year;

Article 24 of Law 185 of 1995, sets forth that for all purposes provided for in subsection 5 of 2nd Paragraph of Article 41 of Law 80 of 1993, the Inter-Parliamentary Commission of Public Credit shall issue a preliminary opinion allowing to start with relevant procedures for public credit transactions and a final opinion making said transaction become real for the execution of said transactions in each particular case. Form the above are exempted the transactions related to the issuance, subscription and placement of bonds and securities, for which purposes, the Inter-Parliamentary Commission of Public Credit shall render its opinion just for once;

Pursuant to CONPES 3462 Document of February 15, 2010, the National Council of Economic and Social Policies -CONPES- rendered its favorable opinion to the Nation to issue bonds or contract public external credit transactions to finance budgetary appropriations for FY2010, up to an amount of Eight Hundred Million US Dollars (US $ 800,000,000), or its equivalent in other currencies;

Based on the favorable opinion rendered by the National Council of Economic and Social Policies –NCESP (CONPES)-, mentioned in the previous recital, the Nation has not issued bonds nor carried out transactions related to public external credit;

The Inter-Parliamentary Commission of Public Credit rendered its favorable opinion in its session held on April 6, 2010, so that the Nation – Ministry of Finance and Public Credit – to finance budgetary appropriations for FY2010 through a bond issuance in the international capital markets up to an amount of US $ 800,000,000.00, or its equivalent in other currencies;

Based on the authorization referred to in previous recital, the Nation has not carried out any public external certificates;

In line with provisions of Article 16, letters c) and h) of Law 31 of 1992, through External Resolution Nº 3 of April 8, 2009, the Board of Directors of Banco de la República indicated the general financial conditions to which the Nation must be bound to place Public External Indebtedness Certificates in the international capital markets, proceeds of which are intended to finance budgetary appropriations for FY2010;

RESOLVES:

ARTICLE ONE.- To authorize the Nation to issue, subscribe and place Public External Indebtedness Certificates in the international capital markets up to an amount of EIGHT HUNDRED MILLION US DOLLARS (US $ 800,000,000) or its equivalent in other currencies, in the international capital markets intended to finance budgetary appropriations for FY2010;

ARTICLE TWO.- The Public External Indebtedness Certificates being dealt with in previous recital will have the following characteristics, terms and conditions:

Maturity:	Over two (2) years, depending on the market to be entered.

Interest rate:	Fixed- or variable rate according to market conditions prevailing on the date of placement, subject to the limits determined by the Board of Directors of Banco de la República.

Denominations:	In US Dollars.

Other charges and fees:	The ones corresponding to this sort of operations

ARTICLE THREE.- The other terms, conditions and characteristics of the debt management transaction authorized hereby will be determined by the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit.

ARTICLE FOUR.- To authorize the Nation to carry out the operations connected to the public credit transaction and debt management transaction described in Article One hereof.

ARTICLE FIVE.- In line with provisions of Article 7 of Law 488 of 1998, the payment of principal, interest, fees and other charges related to the issue authorized hereby, will be tax-exempt from any national taxes, rates, imposts and levies only when such transaction is carried out with people who are non-resident or without legal residence in Colombia.

ARTICLE SIX.- The Nation - Ministry of Finance and Public Credit must comply to the other relevant regulations, in special those related to External Resolution No. 8 of 2000 of the Board of Directors of the Banco de la República and other concurrent provisions.

ARTICLE SEVEN.- This resolution is valid from the date of its publication in the Official Gazette, requisite which is deemed fulfilled with the order given by the Director General of Public Credit, pursuant to provisions of Article 18 of Law 185 of 1995.

LET IT BE ENACTED AND ACCOMPLISHED

Given in Bogotá, D. C., as of April 6, 2010

(Signed)

ÓSCAR IVÁN ZULUAGA ESCOBAR

MINISTER OF FINANCE AND PUBLIC CREDIT